M-real Corporation Stock Exchange Bulletin 1.12.2006

M-REAL'S EUR 400 MILLION EUROBOND SUBSCRIBED

M-real's EUR 400 million 4-year floating rate Eurobond, issued for refinancing the company's existing loans, has been fully subscribed. The confirmed interest rate of the bond is 3-month Euribor plus 3.625%. The bond will be issued on 7 December 2006 and it will mature on 15 December 2010. The lead managers for the bond issue are Deutsche Bank and BNP Paribas and the co-managers Nordea and UniCredit Group (HVB).

M-REAL CORPORATION

For more information:
Seppo Parvi, CFO, tel. +358 10 469 4321

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES, CANADA OR JAPAN.

THE INFORMATION CONTAINED HEREIN IS NOT FOR PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES OF AMERICA, CANADA OR JAPAN. THE MATERIALS DO NOT CONSTITUTE AN OFFER OF SECURITIES FOR SALE IN THE UNITED STATES, NOR MAY THE SECURITIES BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION AS PROVIDED IN THE U.S. SECURITIES ACT OF 1933, AS AMENDED, AND THE RULES AND REGULATIONS THEREUNDER. THERE IS NO INTENTION TO REGISTER ANY PORTION OF THE OFFERING IN THE UNITED STATES OR TO CONDUCT A PUBLIE OFFERING OF SHARES IN THE UNITED STATES.

THE INFORMATION CONTAINED HEREIN SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY, NOR SHALLTHERE BE ANY SALE OF THE SECURITIES REFERRED TO HEREIN IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION, EXEMPTION FROM REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION.

Jew 12/12